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                              July 19, 2021

       Krish Venkataraman
       Chief Financial Officer
       KnowBe4, Inc.
       33 N. Garden Avenue
       Clearwater, FL 33755

                                                        Re: KnowBe4, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 15,
2021
                                                            CIK No. 0001664998

       Dear Mr. Venkataraman:

                                                        This is to advise you
that we do not intend to review your draft registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997, or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Technology
       cc:                                              Megan J. Baier